FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                           For the month of June 2004

                           HOLMES FINANCING (NO 2) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes . . . . . . . No . . .X. . . .

                           Holmes Financing NO 2 plc
                           -------------------------
     Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
     ---------------------------------------------------------------------
                     For Period 11 May 204 to 08 June 2004
                     -------------------------------------

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
                       ------------------------------------
                                 Current Period
                       ------------------------------------
                             Number         (pound)000's
                       ------------------------------------
Brought Forward                 417,090         29,737,959
Replenishment                    17,513          1,533,881
Repurchased                     (5,235)          (435,444)
Redemptions                    (11,582)          (845,941)
Losses                             (14)                  0
Capitalised Interest                  0              3,876
Other Movements                       0                  0
                       ------------------------------------
Carried Forward                 417,772         29,994,331
                       ====================================


                       ------------------------------------
                                   Cumulative
                       ------------------------------------
                             Number         (pound)000's
                       ------------------------------------
Brought Forward                 115,191          6,399,214
Replenishment                   813,498         60,322,044
Repurchased                   (229,875)       (16,191,871)
Redemptions                   (280,588)       (20,573,124)
Losses                            (454)              (777)
Capitalised Interest                  0             38,846
Other Movements                       0                (1)
                       ------------------------------------
Carried Forward                 417,772         29,994,331
                       ====================================


                        Period CPR          Annualised CPR
                       ------------------------------------
  1 Month                         4.27%             63.65% **(including
                       ------------------------------------
  3 Month                        13.74%             68.58%   redemptions and
                       ------------------------------------
12 Month                         54.45%             54.45%   repurchases)
                       ------------------------------------

** The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

All values are in thousands of pounds sterling unless otherwise stated


Asset Profiles
                                    ------------------
Weighted Average Seasoning                      32.02 months
                                    ------------------
Weighted Average Loan size           (pound)71,795.93
                                    ------------------
Weighted Average LTV                           71.59%*** (see below)
                                    ------------------
Weighted Average Indexed LTV                   54.64% Halifax
                                    ------------------
Weighted Average Indexed LTV                   53.98% Nationwide
                                    ------------------
Weighted Average Remaining Term                 18.53 Years
                                    ------------------

                                    -------------------------------------
Product Type Analysis               (pound)000's               %
---------------------               -------------------------------------
Variable Rate                               9,181,265             30.61%
Fixed Rate                                  5,833,897             19.45%
Tracker Rate                               14,979,169             49.94%
                                    -------------------------------------
                                           29,994,331            100.00%
                                    =====================================

As at 08 June 2004 approximately 7% of the loans were flexible loans

                                    -------------------------------------
Repayment Method Analysis           (pound)000's               %
-------------------------           -------------------------------------
Endowment                                   6,862,703             22.88%
Interest Only                               4,214,204             14.05%
Repayment                                  18,917,425             63.07%
                                    -------------------------------------
                                           29,994,331            100.00%
                                    =====================================

As at 08 June 2004 approximately 13.92% of the loans were self-certified

                                    -------------------------------------
Loan Purpose Analysis               (pound)000's               %
---------------------               -------------------------------------
Purchase                                   23,176,620             77.27%
Remortgage                                  6,817,711             22.73%
                                    -------------------------------------
                                           29,994,331            100.00%
                                    =====================================

Mortgage Standard Variable Rate
-------------------------------
                      Effective Date             Rate
                      --------------             ----
                        01 June 2004            6.25%
                       01 March 2004            6.00%
                    01 December 2003            5.75%
                      01 August 2003            5.54%

All values are in thousands of pounds sterling unless otherwise stated

Geographic Analysis
---------------------------------------------------------------------------
Region                     Number      (pound)000's               %
---------------------------------------------------------------------------
East Anglia                      17,082          1,139,312            3.80%
East Midlands                    22,894          1,421,787            4.74%
Greater London                   67,716          6,305,101           21.02%
North                            18,072            954,215            3.18%
North West                       47,511          2,703,843            9.01%
Scotland                         27,747          1,529,436            5.10%
South East                      107,928          9,249,744           30.84%
South West                       33,155          2,349,502            7.83%
Wales                            20,389          1,096,795            3.66%
West Midlands                    28,478          1,754,259            5.85%
Yorkshire and Humberside         26,144          1,419,692            4.73%
Unknown                             656             70,645            0.24%
---------------------------------------------------------------------------
Total                           417,772         29,994,331          100.00%
===========================================================================


Original LTV Bands

                 ------------------------------------------------------
Range                 Number      (pound)000's               %
                 ------------------------------------------------------
0.00 - 25.00                13,546            581,691            1.94%
25.01 - 50.00               69,485          4,195,696           13.99%
50.01 - 75.00              145,881         11,501,425           38.35%
75.01 - 80.00               22,700          1,804,463            6.02%
80.01 - 85.00               28,047          2,312,256            7.71%
85.01 - 90.00               52,627          4,338,916           14.47%
90.01 - 95.00               85,486          5,259,884           17.54%
                 ------------------------------------------------------
Total                      417,772         29,994,331          100.00%
                 ======================================================

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

All values are in thousands of pounds sterling unless otherwise stated

Arrears
-------
                          ---------------------------------------------------
Band                      Number       Principal      Overdue         %
                          ---------------------------------------------------
Current                     408,754     29,402,053      (3,225)       98.04%
1.00 - 1.99 months            5,441        363,212        3,078        1.21%
2.00 - 2.99 months            1,666        106,707        1,642        0.36%
3.00 - 3.99 months              783         48,334        1,072        0.16%
4.00 - 4.99 months              400         24,955          730        0.08%
5.00 - 5.99 months              252         15,545          554        0.05%
6.00 -11.99 months              357         21,654        1,106        0.07%
12 months and over               41          2,158          257        0.01%
Properties in Possession         78          4,146          353        0.01%
                          ---------------------------------------------------
Total                       417,772     29,988,764        5,567      100.00%
                          ===================================================

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Movement in Shares of Trust
                                -------------------------------------
                                     Funding           Seller
                                -------------------------------------
                                     (pound)000's        (pound)000's
                                -------------------------------------
Balance Brought Forward                16,083,915         13,654,044
Replenishment of Assets                         0          1,533,881
Acquisition by Funding                          0                  0
Distribution of Principal
Receipts                                        0        (1,281,385)
Allocation of Losses                            0                  0
Share of Capitalised Interest               2,097              1,779
Payment Re Capitalised Interest           (2,097)              2,097
                                -------------------------------------
Balance Carried Forward                16,083,915         13,910,416
                                =====================================

                                -------------------------------------
Carried Forward Percentage              53.62318%          46.37682%
                                =====================================

                                -------------------------------------
Minimum Seller Share                    1,277,893              4.26%
                                -------------------------------------

All values are in thousands of pounds sterling unless otherwise stated

Cash Accumulation Ledger
------------------------
                                   ------------------
                                        (pound)000's
                                   ------------------
Brought Forward                              656,435
                                   ------------------
Additional Amounts Accumulated                     0
Payment of Notes                                   0
                                   ------------------
Carried Forward                              656,435
                                   ==================

                                   ------------------
Target Balance                               406,070 payable on 15th July 2004
                                             250,365 payable on 15th April 2005
                                   ------------------
                                     656,435
                                   ==================

                                   -------------------------------------
Liquidity Facilities               Drawn(pound)000's Undrawn(pound)000's
--------------------
                                   -------------------------------------
Holmes Funding                              (pound)0       (pound)25,000
                                   -------------------------------------
Holmes Financing 1                          (pound)0       (pound)25,000
                                   -------------------------------------
Holmes Financing 2                          (pound)0       (pound)25,000
                                   -------------------------------------
Holmes Financing 3                          (pound)0       (pound)25,000
                                   -------------------------------------
Holmes Financing 4                          (pound)0       (pound)25,000
                                   -------------------------------------
Holmes Financing 5                          (pound)0       (pound)25,000
                                   -------------------------------------
Holmes Financing 6                          (pound)0       (pound)25,000
                                   -------------------------------------

Excess Spread *
                                   ------------------
Quarter to 15/04/04                          0.3687%
                                   ------------------
Quarter to 15/01/04                          0.4098%
                                   ------------------
Quarter to 15/10/03 (Restated)**             0.3433%
                                   ------------------
Quarter to 15/07/03 (Restated)**             0.3852%
                                   ------------------

* Excess spread is calculated by reference to deferred consideration (determined according to relevant accounting policies) for the period, adjusted for non-cash related items and items relating to amounts falling due after transfers to the first and second reserve funds in the Funding Revenue Priority of Payments, expressed as a percentage of the average note balance over that period.

** The figures for excess spread in prior periods have been restated to incorporate the cumulative effects of accounting adjustments. This restatement does not affect the past or current cash value of amounts standing to the credit of either the first or the second reserve funds.


                                   ---------------------------------------------------------------------
Reserve Funds                        First Reserve           Second Reserve        Funding Reserve
-------------                      ---------------------------------------------------------------------
Balance as at 15/04/2004            (pound)338,000,000.00   (pound)7,977,968.00   (pound)67,722,808.72
                                   ---------------------------------------------------------------------
Required Amount as at 15/04/2004    (pound)338,000,000.00   (pound)7,977,968.00   (pound)70,000,000.00
                                   ---------------------------------------------------------------------
Percentage of Notes                                 2.02%                 0.05%                  0.40%
                                   ---------------------------------------------------------------------

All values are in thousands of pounds sterling unless otherwise stated

Properties in Possession
------------------------

Stock
-----
                                 ------------------------------------
                                           Current Period
                                 ------------------------------------
                                      Number            (pound)000's
                                 ------------------------------------
Brought Forward                                 82             4,377
                                 ------------------------------------
Repossessed in Period                           15             1,958
                                 ------------------------------------
Sold in Period                                (19)           (1,836)
                                 ------------------------------------
Carried Forward                                 78             4,499
                                 ====================================

                                 ------------------------------------
                                             Cumulative
                                 ------------------------------------
                                      Number            (pound)000's
                                 ------------------------------------
Repossessed to date                            560            36,107
Sold to date                                 (482)          (31,608)
                                 ------------------------------------
Carried Forward                                 78             4,499
                                 ====================================

Repossession Sales Information
------------------------------   ------------------
Average time Possession to Sale                  82 Days
                                 ------------------
Average arrears at time of Sale        (pound)3,377
                                 ------------------

MIG Claim Status
----------------
                                 ------------------------------------
                                          Number         (pound)000's
                                 ------------------------------------
MIG Claims made                                195             1,382
                                 ------------------------------------
MIG Claims outstanding                           2                14
                                 ------------------------------------

                                 ------------------
Average time claim to payment                   36
                                 ------------------

Trigger Events
--------------
There has been no debit to the AAA Principal Deficiency Ledger The Seller has not suffered an Insolvency Event The Seller is still the Servicer The Outstanding Principal balance is in excess of (pound)25 billion

  All values are in thousands of pounds sterling unless otherwise stated


Retired Class A Notes
---------------------

-------------------------------------------------------------------------------------------------------
   Date Retired   Holmes 1   Holmes 2   Holmes 3   Holmes4   Holmes 5   Holmes 6   Holmes 7   Holmes 8
-------------------------------------------------------------------------------------------------------
           02Q3     -         703         -          -         352        -          -          -

           02Q4     -          -          -          -         352        -          -          -

           03Q1     -          -         750         -          -         -          -          -

           03Q2     -          -          -          -          -         -          -          -

           03Q3    600         -          -          -          -        481         -          -

           03Q4     -         176         -         191         -        481         -          -

           04Q1     -         176         -         191         -         -         241         -

           04Q2     -         176         -         191         -         -         241         -

-------------------------------------------------------------------------------------------------------


Outstanding Class A Notes

-------------------------------------------------------------------------------------------------------
       Expected
     Redemption   Holmes 1   Holmes 2   Holmes 3   Holmes4   Holmes 5   Holmes 6   Holmes 7   Holmes 8
-------------------------------------------------------------------------------------------------------
           04Q2     -          -          -          -         -          -          -          -

           04Q3     -         176         -         191        -          -          -          -

           04Q4     -          -          -          -        698         -          -          -

           05Q1     -          -         750         -         -          -          -          -

           05Q2     -          -          -          -         -         801         -       1,001

           05Q3    650         -          -          -         -          -          -          -

           05Q4     -         125         -          -         -          -          -          -

           06Q1     -         125         -          -         -          -         803         -

           06Q2     -         125         -          -         -          -          -          -

           06Q3     -         125        500      1,340        -          -          -          -

           06Q4     -          -          -         350       875         -          -          -

           07Q1     -          -          -          -          -          -         161        812

           07Q2     -          -          -          -         -         634        161         -

           07Q3    575         -          -          -         -          -          -          -

           07Q4     -         300         -          -         -         770         -          -

           08Q1     -          -          -          -         -          -          -          -

           08Q2     -          -          -          -         -         500        592        221

           08Q3     -          -          -          -         -          -          -         221

           08Q4     -          -          -          -         -          -          -         221

           09Q1     -          -          -          -         -          -          -        1,171

           09Q2     -          -          -          -         -          -          -          -

           09Q3     -          -          -          -         -          -          -          -

           09Q4     -          -          -          -         -          -          -          -

           10Q1     -          -          -          -         -          -          -          -

           10Q2     -          -          -          -         -          -          -          -

           10Q3    250         -          -          -         -          -          -          -

           10Q4     -          -          -          -         -          -          -          -

-------------------------------------------------------------------------------------------------------






Retired Class A Notes

-------------------------------------------------------------------------------------------------------
   Date Retired   Holmes 1   Holmes 2   Holmes 3    Holmes4   Holmes 5  Holmes 6   Holmes 7   Holmes 8
-------------------------------------------------------------------------------------------------------
           02Q3     -          703        -           -          352        -         -          -

           02Q4     -           -         -           -          352        -         -          -

           03Q1     -           -        750          -           -         -         -          -

           03Q2     -           -         -           -           -         -         -          -

           03Q3    600          -         -           -           -        481        -          -

           03Q4     -          176        -          191          -        481        -          -

           04Q1     -          176        -          191          -         -        241         -

           04Q2     -          176        -          191         -          -        241         -

-------------------------------------------------------------------------------------------------------



Outstanding Class A Notes

-------------------------------------------------------------------------------------------------------
       Expected
     Redemption   Holmes 1   Holmes 2   Holmes 3    Holmes4   Holmes 5  Holmes 6   Holmes 7   Holmes 8
-------------------------------------------------------------------------------------------------------
           04Q2     -          -          -          -          -          -         -          -

           04Q3     -         176         -         191         -          -         -          -

           04Q4     -          -          -          -         698         -         -          -

           05Q1     -          -         750         -          -          -         -          -

           05Q2     -          -          -          -          -         801        -       1,001

           05Q3    650         -          -          -          -          -         -          -

           05Q4     -         125         -          -          -          -         -          -

           06Q1     -         125         -          -          -          -        803         -

           06Q2     -         125         -          -          -          -         -          -

           06Q3     -         125        500      1,340         -          -         -          -

           06Q4     -          -          -         350        875         -         -          -

           07Q1     -          -          -          -          -          -        161        812

           07Q2     -          -          -          -          -         634       161         -

           07Q3    575         -          -          -          -          -         -          -

           07Q4     -         300         -          -          -         770        -          -

           08Q1     -          -          -          -          -          -         -          -

           08Q2     -          -          -          -          -         500       592        221

           08Q3     -          -          -          -          -          -         -         221

           08Q4     -          -          -          -          -          -         -         221

           09Q1     -          -          -          -          -          -         -       1,171

           09Q2     -          -          -          -          -          -         -          -

           09Q3     -          -          -          -          -          -         -          -

           09Q4     -          -          -          -          -          -         -          -

           10Q1     -          -          -          -          -          -         -          -

           10Q2     -          -          -          -          -          -         -          -

           10Q3    250         -          -          -          -          -         -          -

           10Q4     -          -          -          -          -          -         -          -

-------------------------------------------------------------------------------------------------------

All values in thousands of pounds sterling unless otherwise stated


                      EXPECTED REDEMPTION OF CLASS A NOTES



                              [GRAPHIC - OMITTED]

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     HOLMES FINANCING (NO 2) PLC




         Dated:16th June 2004                        By /s  Karen Carson
                                                       (Authorised Signatory)